RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

October 27, 2009

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Jessica Barberich, Assistant Chief Accountant

Re:	RAIT Financial Trust

Form 10-K for the year ended December 31, 2008

Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009

File No. 1-14760

Dear Ms. Barberich:

On behalf of RAIT Financial Trust (“RAIT”), this letter is to respond to your comment letter dated October 22, 2009 concerning the above-referenced filings. Our responses incorporate our discussions during our telephone conference on October 23, 2009. For your convenience, our numbered responses below correspond to the numbered comments in your letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Performance Measures, Page 61

1.	We adopted “Adjusted Earnings” as a supplemental non-GAAP performance measure in 2007. Management uses Adjusted Earnings to assess RAIT’s overall operating results in addition to GAAP net income (loss) and REIT taxable income.

In reporting Adjusted Earnings, we make adjustments to GAAP Net Income (loss) that represents either (i) certain non-cash items (such as fair value adjustments associated with the mark-to-market changes in our securities portfolio and other unrealized gains and losses); or (ii) book-to-tax differences that do not have an effect on REIT taxable income (such as fee income earned but not distributed by our taxable REIT subsidiaries and capital gains and losses). In accordance with Regulation S-K, we reconcile Adjusted Earnings to GAAP Net Income (loss) as the closest GAAP financial measure.

As we discussed in our conversation with the Staff on October 23, 2009, our business has undergone significant changes during the third quarter of 2009 as we disposed of our entire RMBS portfolio, disposed of a significant portion of our TruPS securities portfolios and expanded our asset management and fee income producing activities. We continue to increase our direct ownership in real estate (approximately 21% of our September 30, 2009 consolidated assets) such that we have taken on the financial characteristics of a hybrid REIT. Prospectively, this will result in fewer non-cash or book/tax differences in comparison to GAAP Net Income (loss) thereby diminishing the usefulness of presenting Adjusted Earnings. Accordingly, we will discontinue presenting Adjusted Earnings, beginning with our Form 10-Q for the three and nine months ended September 30, 2009.

2.	As noted above, we have always considered Adjusted Earnings as a supplemental non-GAAP performance measure, most closely associated with GAAP Net Income (loss). As a result, in our Annual Report on Form 10-K, we specifically indicate that it cannot be viewed as a liquidity measure. Any reference to Adjusted Earnings regarding our dividends was intended to indicate our REIT dividend requirements to maintain REIT status as opposed to our ability to fund such dividend payments. Historically, Adjusted Earnings has been a better indicator of our REIT Taxable Income (another non-GAAP financial measure) than GAAP Net Income (loss).

As discussed above, we will discontinue the use of Adjusted Earnings, beginning with our Form 10-Q for the three and nine months ended September 30, 2009; therefore, no proposed disclosure revisions are included herein. We will continue to present REIT Taxable Income as a supplemental non-GAAP performance measure.

Contractual Commitments, page 84

3.	We will provide the referenced textual discussion in future filings.

Item 8. Financial Statements and Supplementary Data, page 87

Consolidated Statements of Operations, page 91

4.	We hereby update and expand our prior response to prior comment 3 regarding the form and content of our income statements in accordance with Regulation S-X Rule 5.03. We are a net spread investor in our commercial real estate and debt securities investment portfolios. We include the interest income in revenue and we present the matching interest expense in reporting our net investment income. Other items included in revenue are rental income on our owned real estate and fee income from various activities. We present compensation expense, real estate operating expenses, general and administrative expenses, provision for loan losses, depreciation and amortization expenses in a section labeled “Expenses”. Other income and expense items are listed separately and included in determining income (loss) from continuing operations, in accordance with Regulation S-X.

We believe that it is appropriate to include the change in fair value of financial instruments in other income and expenses as it represents a temporary revaluation of our financial instruments rather than a direct component of revenue; and to distinguish it from the provision for loan loss. We considered the guidance in SFAS No. 159, paragraph 30 as follows:

“A30. The Board considered the interaction between the fair value option project and its project on financial statement presentation and decided not to specify how an entity should report in its income statement the changes in the fair values of assets and liabilities subsequently measured at fair value as a result of electing the fair value option. (emphasis added) The Board determined that an entity should disclose, by line item in the statement of financial position, the amounts of gains and losses included in earnings during each period and in which line item in the income statement those gains and losses are reported. The Board determined that the above disclosure is required for items for which the fair value option has been elected but emphasized that this Statement does not preclude an entity from satisfying that requirement by disclosing amounts of gains and losses that include gains and losses for other items measured at fair value, such as items that are required to be measured at fair value under GAAP. The Board believes that presenting such disclosures using a tabular format will be more easily understood. The Board, however, did not require tabular presentation.”

As a result, RAIT elected to report the change in fair value below revenue and expenses as it represents a temporary change in fair value, similar to unrealized gains or losses. Our presentation mirrors that of the location of unrealized changes in the fair value of derivative instruments (as promulgated by other accounting literature, specifically SFAS No. 133) and the presentation of asset impairments (as promulgated by SFAS No. 144).

Similarly, we consider asset impairment charges to be proper components of other income and expense before income (loss) from continuing operations. We considered the guidance in SFAS No. 144, in particular paragraph B54, as follows:

“B54. Paragraph 25 of this Statement retains the requirements of Statement 121 for reporting an impairment loss recognized for a long-lived asset to be held and used. Paragraph 108 of Statement 121 discussed the basis for the Board’s conclusion:

The Board considered the alternative ways described in the Discussion Memorandum for reporting an impairment loss: reporting the loss as a component of continuing operations, reporting the loss as a special item outside continuing operations, or separate reporting of the loss without specifying the classification in the statement of operations. The Board concluded that an impairment loss should be reported as a component of income from continuing operations before income taxes for entities that present an income statement and in the statement of activities of a not-for-profit organization. If no impairment had occurred, an amount equal to the impairment loss would have been charged to operations over time through the allocation of depreciation or amortization. That depreciation or amortization charge would have been reported as part of continuing operations of a business enterprise or as an expense in the statement of activities of a not-for-profit organization. Further, an asset that is subject to a reduction in its carrying amount due to an impairment loss will continue to be used in operations. The Board concluded that an impairment loss does not have characteristics that warrant special treatment, for instance, as an extraordinary item.”

Based on the foregoing, no requirement exists to present asset impairments as a component of our caption of “Expenses”; and, since it is separately reported under other income and expenses and before the line item “income (loss) from continuing operations”, we believe that our presentation complies with GAAP reporting and disclosure requirements.

Notes to Consolidated Financial Statements, page 95

Note 2.g. Allowance for Losses, page 98

5.	We hereby update and expand our response to prior comment 4 regarding our accounting for the allowance for loan loss reserves on our commercial and mezzanine loans. Our accounting policy applies the guidance under SFAS No.114 and the related principles under SFAS No. 5.

We maintain a credit watch list to track all loans with any indication of a potential loss of the amount owed (contractual principal or interest payments) as evidenced based on facts and circumstances or events that have occurred as of the balance sheet reporting date. Each period, we perform a detailed review of delinquent or potentially impaired loans following criteria that are consistent with SFAS No. 114, paragraph 8. If we determine that a loan is impaired (RAIT does not expect full recovery of all amounts owed), we develop an estimate of the loss and record an allowance for that loan under SFAS No. 114.

As part of the detailed loan review, we consider many factors about the specific loan, including payment history, asset performance, borrower’s financial capability and other characteristics which we monitor as the loan servicer. If any trends or characteristics indicate that other loans with similar characteristics may become delinquent, we consider them under SFAS No. 5 for an allowance for losses if they were not determined to be impaired initially under SFAS No. 114. Such an allowance would arise only if evidence supports a determination that the SFAS No. 5 criteria have been met for a group of similar loans even though the loss cannot be identified to a specific loan.

Historically, there has not been a subset of loans in our portfolio that contained common credit risk characteristics indicating a probable loss apart from loans for which we had provided a specific allowance. Accordingly, our prior response that we have no general reserves under SFAS No. 5 remains accurate. We will continue to review all loans for possible impairment under the provisions of SFAS No. 114 and SFAS No. 5. We believe that our approach is consistent with EITF Topic D-80 and the discussion included in response to Question 10 thereunder.

We will update our disclosures in our future filings to clarify our accounting for our allowance for loan losses.

Note 3. Investment in Loans, page 106

6.	We hereby amend and update our response to prior comment 6 regarding our disclosures about delinquent loans.

The $258,455 referenced in our proposed disclosure in response to prior comment 6, describes the total loans on our watch list. At December 31, 2008, not all loans on our watch list were impaired under SFAS No. 114 nor did they necessitate a reserve for loss under SFAS No. 5. All loans on non-accrual status ($186,040) were included on our watch-list and were evaluated for loan loss reserves as of December 31, 2008. Of the loans on our watch list, we determined that loans with an unpaid principal balance of $211,068 were impaired as of December 31, 2008 and we recorded an allowance for loan loss of $117,737 associated with such loans.

Our policy for commercial and mezzanine loans defines “non-accrual” status as the time when payment deficiencies exceed 90 days. All loans with delinquencies greater than 30 days are included on our watch list. As a result, we identify loans on our watch list that maybe impaired prior to being 90 days delinquent.

In our future filings, we will expand our disclosures of impaired loans under SFAS No. 114, paragraphs 20(a) and 20(b) and how we define non-accrual status.

7.	We hereby amend and update our response to prior comment 6 regarding paragraphs 20(a) and 20 (b) of SFAS No.114 to include paragraph 20(c).

Previously, we have disclosed our delinquency statistics and non-accrual amounts as indicators of potential impairment as well as the weighted-average coupon of loans on non-accrual status. We have also previously disclosed our policy for income recognition and how RAIT records cash received for impaired loans. In future filings, we will clarify our disclosures regarding paragraphs 20(a), 20(b) and 20(c) of SFAS No. 114.

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With regard to the Forms discussed above, RAIT acknowledges the following:

•	RAIT is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	RAIT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your willingness to review this updated response on an expedited basis. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 243-9000.

Very truly yours,

/s/ Jack E. Salmon
Name:	Jack E. Salmon
Chief Financial Officer and Treasurer

cc:	Scott Schaeffer, Chief Executive Officer and President

Raphael Licht, Chief Operating Officer and Secretary

J. Baur Whittlesey, Esq., Ledgewood, P.C.